WEFUNDER   Explore   News   FAQ   Search   Raise Funds

JOIN THE MAESTROCONFERENCE COMMUNITY

Raised $264,069 from 387 Investors on December 2016

7

A mission-driven technology platform for leaders making global impact

MaestroConference technology has changed the way organizations and speakers engage audiences - with virtual events where thousands of people can learn, discuss issues and take action simultaneously. It's like a facilitated conversation at internet scale. Conferences and webinars won't be limited to one speaker and many listeners anymore - goodbye to the "television experience" when something more engaging is needed. Obama, Airbnb, Stanford, and the Sierra Club are all paid customers.

 **Brian Burt**
Founder/CEO
Brian left a lucrative position at Charles Schwab where he led projects in telephone technology to launch MaestroConference in 2008. He holds a Master's degree in Mathematics/Mathematical Economics.


Why Obama Uses MaestroConference

Follow (157)

software   technology   social impact

government   politics

7

Why you may want to invest

1 Paid customers include: President Obama, Hillary Clinton, Airbnb, Uber, Stanford University, the World Bank and others in 23 countries

2 Hosted over 15,000 presenters and more than 7 million participants on the platform

3 Graduated from San Francisco's most exclusive and well-known technology accelerator, 500 Startups

4 Revenues covering 80%+ of expenses for three years running; and just had our best 3 months of revenue ever (Aug 2016/ GAAP)

5 $5MM+ total cash revenue generated to date; record revenue growth every year with exception of 2013 when subscription revenue increased by 50% but we lost a top customer once Obama won presidential campaign.

6 Over 800 organizations as paying customers

7 3 patents fully awarded for our technology

8 UPDATE - Having surpassed our goal of $200k, we are closing Dec 29th. Funds are for marketing & sales to increase revenue, and we hope to reopen next year with a proportionately higher valuation.

7

Our Ambition

We believe the potential for participatory conversations is still broadly untapped - most of the web is still turning on presentations and typed comments, not live collaboration or interaction. Our platform's unmatched level of interactivity is uniquely designed to create these results-driven conversations. Given the influential, forward-thinking leaders already using our patented technology, we have a solid track record. We're now launching media-friendly events to engage new customers.

maestroconference.com

Oakland, CA

Why I Like MaestroConference

> *Thousands of companies apply to 500 Startups, but we rarely see a client list of the caliber that MaestroConference brings. Now their plan is to systemize customer acquisition, which we're absolutely in favor of. If successful we believe they could generate both real-world impact and high return value to investors.*



Marvin Liao
PARTNER AT 500 STARTUPS

> *This is the power of live organizing on a mass scale.*

CNN
Cable News Network

> *Conferencing Software for Engaging Conversations*

TechCrunch
Leading technology media property

> *People learn best when they're interacting about what they're learning. That can't happen on a traditional teleconference call, but it can happen with MaestroConference.*

Jack Canfield
NY Times Best-Selling Author, Co-Author of the "Chicken Soup for the Soul" series

> *Simulate a gathering of thousands of people all over the world.*

Fast Company
American business magazine

> *The interactivity is exceptional. People can participate as if they're in a live workshop, sharing an exercise or insight with a partner privately.*

Lisa Tener
Book Writing Coach

> *The call is a great way to increase sales.*

The Huffington Post
Online news aggregator and blog

> *"I think the future of technology= tools that empower teams." S/o's to @SlackHQ @MaestroConf @wheniwork @helpscout & many more.*

Jackie Mahendra
Executive Director of Citizen Engagement Lab, Co-Founder of Kairos Fellowship

> *I was immediately blown away by MaestroConference. It really makes it possible to teach a class over the telephone and have it be exactly the same as being in a classroom.*

Gay Hendricks
NY Times Best-Selling Author

> *"I love listening to the participants connecting so vibrantly and enthusiastically with each other. I witness and experience true miracles every time I'm on MaestroConference!"*

SARK (Susan Ariel Rainbow Kennedy)
National Best-Selling Author

> *Not only did their platform make our calls incredibly interactive and a ton of fun, but our experience with their staff and the quality of their customer service went above and beyond our wildest expectations.*

Martha Beck
NY Times Best-Selling Author

I just want to give a shout out to MaestroConference and just say thank you for the ability that you give us in our Sales Authenticity & Success Mastermind program.

Lisa Sasevich
Author, Sales Expert, Professional Speaker, Ranked on the Inc. 500 list of America's Fastest Growing Private Companies

I am a 70 year old Millenial.(LOL). I stay up on technology. This is state of the art and allows us to join hands from around the country. The Organizers did a fantastic job. This technology will assist us in becoming the voice long after The Election.

David B.
Event Participant on MaestroConference

I am always amazed that such a thing exists that we can talk to people all over the world.

Jane W.
Event Participant on MaestroConference

I am so grateful we had the chance to speak in small groups and one as a single entity. I am feeling inspired and energized to continue my path thanks to this opportunity.

Nicole
Event Participant on MaestroConference

The "push 1" to get in line to ask a question was a novel conference call capability I've not experienced with the better known Webinar vendors. Love when an upstart vendor offers new solutions to the market place. Thanks for sharing this technology with us.

Gary M.
Event Participant on MaestroConference

Last night I listened to the webcast of the World Cafe at the Inspiring Women's Summit, from my home in Cape Town, South Africa. I was very inspired not only by the rich content and wisdom of the conversation, but by the infinite possibilities that this platform and technology open up. Thank you very much for bringing this opportunity to us, and for your warm and caring hosting of the conversation.

Jenni Kruger
Event Participant on MaestroConference



Democrats using old social networking standby: The phone

Washington (CNN) - While new media tools such as Facebook and Twitter propelled Democrats to success during the 2008 campaign, Organizing for America is relying on a vintage technology this election cycle: the telephone.
July 25, 2016 @ politicalticker.blogs.cnn.com



500 Startups Announces Batch 16, Focused On Health Tech, FinTech, Vices And Recruiting

Just as investors and journalists get ready to check out what's new over at 500 Startups at its Batch 15 Demo Day, their team has announced a new batch of founders and startups aimed at changing their industries/solving problems all while making a
July 14, 2016 @ techcrunch.com



MaestroConference wants to help businesses make videoconferences an interactive event

"The idea is being part of a conversation that is listening to you as well as talking to you. Even though we may have 100 or 1,000 people, you still feel like you're a part of the conversation rather than just watching."
June 30, 2016 @ bizjournals.com



'Touchscreen democracy': how technology can recast politics

American democracy began as the initiative of a handful of European-bred landowning men whose primary tool of communication was a horse-and-buggy postal system. Today, we are sprawling society of more than 320 million diverse individuals
June 23, 2016 @ csmonitor.com



Hillary Organizes ASTROTURFING Twitter Campaign

Democratic presidential front-runner Hillary Clinton will attempt to make herself appear popular and much loved during and after next week's Democratic presidential candidate debate by seeding Twitter with an astroturfing campaign of volunteers
November 13, 2015 @ dailycaller.com



5 Steps for Adopting Virtual Learning for the Government Worker

With public-sector budgets tight and conference-related spending under continuing scrutiny, how are government agencies adapting to develop their employees without compromising quality? One response: Many public agencies are increasingly moving
September 4, 2015 @ govtech.com



Four Awesome Marketing Vehicles You Probably Take For Granted

After 42 days of living in a pretty remote region of South Africa, my family and I finally rented a car. Not having a car had been a blast.
December 19, 2011 @ fastcompany.com

Two Authors Talk About Virtual Book Tours

Two Authors Talk About Virtual Book Tours

Unlike a traditional book tour where you get on a plane, go to a city, get up at some super early time to begin a day of radio, TV and print interviews, Virtual Book Tours happen in the comfort of your home.

January 5, 2011 @ huffingtonpost.com

A better tool for conference calls: Maestro Conference

by Adrian Segar Graphic created by Teresa Bidlake, of Concepts Captured Taking part in a traditional conference call is rarely much fun. Here are some irritations that you've probably experienced: Poor call quality. Some callers are faint and/or there's noise on

July 2, 2010 @ conferencesthatwork.com

How It Works

National leaders or company executives need a way to communicate with thousands of employees or followers at once. We provide that. More importantly we've also solved group engagement with a platform that allows huge audiences to break into small virtual discussion groups to solve problems in groups where real discussion can take place.



We've Grown Steady and Fast

Even in the early stages of product development we managed to accelerate growth year over year. Now that we're perfecting the software we can't wait to pour fuel on the fire and really expedite customer acquisition.



15,792	34,937	21%
Presenters to Date	Obama Campaign Hosted Events	Gross margins in 2015

Some of Our Customers

More than 10,000 Industry Leaders Trust MaestroConference to Engage Their Audience in Conversations and and Drive Them Into Meaningful Action.



Testimonials

Our customers love us because the platform is something truly unique that enables group engagement unlike anything they've ever seen.

" There's nothing more boring than being on a one-way telephone conference call with the Vice President of the United States."



Joe Biden
VICE PRESIDENT UNITED STATES

" MaestroConference has completely changed the relationship we have with our volunteers nationwide, which is why we made it central to how we communicated nationally for the 2012 Obama campaign."



Jeremy Bird
NATIONAL FIELD DIRECTOR FOR PRESIDENT OBAMA'S 2012 CAMPAIGN

" People learn best when they're interacting about what they're learning. That can't happen on a traditional teleconference call, but it can happen with MaestroConference."



Jack Canfield
NY TIMES BEST-SELLING AUTHOR

" Not only did their platform make our calls incredibly interactive and a ton of fun, but our experience with their staff and the quality of their customer service went above and beyond our wildest expectations."



Martha Beck
NY TIMES BEST-SELLING AUTHOR

Our Next Steps: Video and More Customers

We've been developing this technology for almost seven years. We're now finally ready to take marketing and customer acquisition to the next level.

7,000,000 Calls
In the Fall of last year we had our 7,000,000



participants discuss issues via MaestroConference.

500 Startups

Earlier this year we spent three months hustling to refine and grow MaestroConference at one of the world's foremost startup accelerators: 500 Startups in San Francisco.

National Conversations Series

Present Corporate- and foundation-sponsored conversations at scale about topics that matter.

Patented

In 2014 the patent office granted us three patents to protect our proprietary technology.

Video Conferencing

Release of integrated video conferencing (presenters+participants, main room and breakouts).

The Beginning

Development of the MaestroConference platform begins.

2009

2012

2014

September 2015

October 2015

December 2015

January 2016

August 2016

December 2016

January 2017

Jan - Dec 2017

Early Customer: President Obama

President Obama's campaign hosted 35,000 events on MaestroConference during the campaign. Including dozens with the President and First Lady.

Oprah!

Oprah used MaestroConference for the first time. Speaks about her new documentary series exploring spirituality.

White House

First event for the White House as a customer (rather than a political campaign). Vice President Joe Biden speaks to college campuses across the country about preventing sexual assault.

Marketing Launch

Implement best practice marketing launch for revenue growth in proven markets.

Airbnb & Uber

We added some huge bluechip customers including the fast growing Uber and Airbnb.

"
MaestroConference makes it easy to have real conversations with investors, clients and supporters of both non-profits and for profits, to deeply engage them. Brian Burt, their CEO, is one of the most conscious, conscientious and honest CEOs I've ever worked with. It is rare to find a CEO consistently mindful of keeping his eye on the prize, in terms of financial performance, big vision and social impact. "



David Berge

MANAGING MEMBER, UNDERDOG VENTURES

A Letter from Our CEO

Thank you for your interest in MaestroConference. Let me share with you a story that relates to the MaestroConference vision and has made a huge impact on me.

My wife and I were walking our dog by Oakland's Lake Merritt, and we got to chatting with a woman along the way. When I mentioned MaestroConference, she was absolutely stunned. She called over her two friends and said, "I met these two dear friends on MaestroConference." She then took my hand (which startled my wife) and said, "Look into my eyes, because I really want you to take this in. You changed my life. I was alone there in a rural county near Oregon, and I now have some very good friends – I'm not alone. My life is truly much better now, so thank you". The conversation our customer Barbara Marx-Hubbard hosted through MaestroConference touched that woman's life in a profound way.

SHOW MORE

Founder





Brian Burt
Founder/CEO

Brian left a lucrative position at Charles Schwab where he led projects in telephone technology to launch MaestroConference in 2008. He holds a Master's degree in Mathematics/Mathematical Economics.

AND THE REST OF THE TEAM



Imran Moinuddin
Chief Technology Officer

A Stanford trained technologist, Imran brings deep expertise in products conceptualization and systems/infrastructure performance optimization. He leads a team of 6 engineers for MaestroConference.





Julian Martinez
Director of Marketing

Leads the Marketing team. Previously served as first marketing hire for ecommerce startup & co-founded a marketing agency with 200+ clients. Holds a B.A. in Economics from Stanford University.





Anthony Jardina
Sales Manager

Served as Executive Director of nonprofit organization. Grew a startup from 0 to 300+ clients. Holds a B.S. in Political Science from Northwestern & an M.A. in Communication Studies from Wake Forest.





Melissa Kieffer
Manager of Customer Support

Leads team of CS agents and brings experience in telecom, corporate training, process improvement & curriculum development to her role managing Customer Support. Holds an M.S. in Special Education.

Raised $2,247,012 From 387+ Investors

$1,215,665	$414,500	$182,500	$125,000	$264,069
January 2011 PRICED ROUND	August 2013 PRICED ROUND	February 2016 PRICED ROUND	April 2016 PRICED ROUND	December 2016

$45,278
February 2018 PRICED ROUND



Julian Martinez

Marketing guy @MaestroConf & @VoiceVoice, living in Oakland #GoStanford!



Alex Soto

I'm in the marketing field, currently working in Academia. I have worked for several technology companies in the past. I have also worked as a freelance content marketing consultant.



Larry Berman

Investor in various corporations and partnerships.



Mariusz Lapinski

Engineer at Google. Future founder.



Serge-Eric Tremblay

Kickstarter fan and product manager at Microsoft



Larson Paula

T1 diabetic. Work and family see me as big 'geek'. Beta Bionics means everything to quality of life - especially as a single parent with 3 adopted kids joining me in a few months.

months.

MORE INVESTORS

Interview

– COLLAPSE ALL

WF: What does MaestroConference do?

We are a technology platform for virtual conversations. We're targeting a particular style of conversation where everyone can really, fully bring themselves and participate. The technology scales to enable thousands of people to participate in a single, simultaneous conversation while still being able to move people into small groups. This means our customers can engage people in conversations at massive scale.

MaestroConference is the only platform that caters to those conversations that scale to dozens, hundreds or even thousands of people, all while allowing everybody involved to fully participate with their voice, their input and their ability to relate with others. While most webinars are fundamentally mirroring the "television experience" (focusing on listening and watching, with the occasional typed query or the rare person asking a spoken question), we replicate a live interactive training, facilitated conversation or self-organized event. Everyone talks in small groups. Everyone can contribute, meet others, vote, take notes and otherwise apply themselves to learning more and taking more effective action. By giving participants their voice - both in video and in writing - we've become the undisputed leader in this sector of the conferencing market.

WF: Can you give me a few examples of how your product is being used?

MC: President Obama's organization, Obama For America, hosted a political event on our platform for ministers in Ohio. The Governor of Ohio spoke to the audience first, followed by President Obama. Attendees were then moved into small groups of four people. These breakout groups gave these ministers, all of whom had large ministries and were Obama supporters, the chance to speak, listen and actually connect with each other about what they were doing to support the President's agenda. That's the kind of connection and engagement our platform specializes in.

From Uber and Airbnb to Stanford and Berkeley, from the Sierra Club and MoveOn.org to entrepreneurs that teach marketing or personal growth, many of our customers use our technology for teaching, connecting and engaging their teams, clients or community.

Numerous research studies suggest that people learn more and retain more information when they feel involved and included in the discussion - as opposed to when they simply sit back and listen to someone speak at them. With our technology, our customers are able to more closely replicate an interactive, real-life discussion, virtually. They're using the straw polls feature to give the audience different options, asking participants to indicate their choice using our virtual "hand raise" feature, then sharing those real-time poll results with the audience. They're introducing lecture material to the whole class and then moving everyone into small groups where people get to apply the material to their personal lives. Our technology enables these participatory conversations by fully engaging every person - and that makes them better for learning, fostering relationships and inspiring real-world actions.

WF: What are you going to do with this raise?

MC: ANSWER UPDATED ON NOVEMBER 9: Our goal for the overall raise (of $1MM) is to double (or more) our quarterly revenue rate. We currently plan to close this initial crowdfunding round at $200k, put the funds to use increasing revenue (as outlined below), and then re-open for the remaining amount next year, at a proportionately higher valuation.

We'll increase our quarterly revenue rate by supporting more organizations who want to powerfully engage their fans, customers, and members.

First, we'll be investing in best-practice sales and marketing initiatives and a launch in Q1 2017 (with preparation and early measured experiments beforehand), using techniques we developed during our involvement in one of the world's most respected technology accelerators, 500 Startups. These initiatives include: programmatic outreach to webinar hosts, highly targeted outreach to organizations similar to our current customers, a buzzworthy launch, paid

acquisition, and other metrics-driven experiments to grow revenues and increase profit margins.

It is important to note that until now, MaestroConference's annual recurring revenue (ARR) of nearly $1 million has been generated almost entirely by word of mouth from customer referrals and with near-zero investment in sales and marketing programs. We've so far invested most of our funds in making technology innovations and improvements, which has earned us technology advantages, and the long-term brand loyalty with our existing customers. With the resources to focus on sales and marketing in earnest for the first time in the company's history, we anticipate a significant growth in new annual recurring revenue.

On the technology front, this is an exciting moment because the most requested feature from current and prospective customers has been live video conferencing, which is currently in private beta to select customers and will be released publicly during Q4 2016. The introduction of next-level video conferencing to our platform has the potential to generate substantial interest from previously untapped audiences and a significant growth in revenue.

Second, we're also creating a National Conversation Series next year to engage respected professionals, elected officials from the White House down to the local level, and diverse citizens, about topics that matter. We believe this series can not only draw attention to the engaging conversation formats that only our platform supports, but also will draw significant corporate and foundation sponsorship dollars. Our goal for this is "marketing that pays for itself".

While we carefully track marketing metrics, as a purpose-driven company we see those as reflections of success in our mission: to light up the world with the power of truly engaging large-scale conversations.

WF: What is the social impact that this investment will have? ^

We believe that the conversations we have shape the world in which we live - from government legislation, to corporate governance, to organizations that work for social transformation. Our technology is designed to facilitate these conversations to bring the collective intelligence and wisdom of ALL of the stakeholders to the table. The conversations are more interesting and thus more effective when people care - and frankly, people do care about this world we share. So we're proud of the many positive changemakers that we support with this technology.

WF: How do you as a company put money back into the pockets of investors? ^

MC: There are at least seven ways that early stage ventures can eventually pay money back to investors. The first of the methods listed below is how we plan to pay investors back; the others we see as realistic possibilities. None are guaranteed.

1) We plan to grow the company and generate healthy profit margins, which would enable us to pay cash dividends quarterly. Indeed, for investors of $1,000 or more, we offer an "accumulating dividend" which is either paid in cash or accumulates in the investor's name, to be paid in full before any cash distributions are made to the common stockholders (i.e. founder and team). Find more information about this accumulating dividend under the question, "What sort of dividend do you plan for, if successful?" below.

2) Another relatively likely "cash out event" is through the acquisition of the company. There are many explanations for why a large business might acquire a small technology company: the technology, customer list, revenue stream, team, patent portfolio, as a defense against a competitor's acquisition, as a product to cross-sell, or for any other number of strategic reasons. In the event of an acquisition, if the purchase price equates to a stock price that is substantially higher than the investor's original stock price (which is very common for early stage investments), the amount of cash the investor gets out of the deal could be significant – hence the "cash out". We'd carefully review and consider each offer for acquisition.

3) The SEC has acknowledged the need for regulatory reform to create better markets where investors in private companies can sell their stakes when needed, perhaps in what's called a "Venture Exchange". As outlined in testimony to Congress from the SEC: "The SEC is considering innovative approaches that appropriately balance the needs of smaller companies for efficient secondary markets [where investors can sell their stock] and the interests of investors in smaller companies". If such an exchange were established, early stage investors would have the ability to sell their equity, possibly at a substantial premium, to other investors.

4) During a subsequent financing round, the company may have stronger demand for securities than what is available in that round. In that scenario, it is common

for the company to offer current investors the option to sell their stock to those wanting a larger stake at the new (usually higher) price for that round.

5) Investors may sell their stake to other investors in the company, or to private individuals, so long as the shares weren't advertised publicly. This would become easier when the company is paying a cash dividend, since the dividend yield becomes a benchmark price for the shares.

6) The company itself may repurchase the shares. We do not currently anticipate repurchasing shares because we will focus exclusively on growth for the next several years. Once we're profitable (especially if profit exceeds our ability to spend it wisely on sales and marketing), this could be an option. Public companies frequently buy back their own stock.

7) Finally, the company may IPO on a public stock market. This could be a fantastic option for the investor and team, and a sign that we have successfully grown the company to our revenue goals or beyond.

It is important to point out that regardless of how the stock is converted back into cash (in any of the above scenarios), our investors have certain preferences which give their stock a higher priority and financial advantages over the stock of the founders and employees. This is by design - we only plan to make money with our stock when investors are making money with theirs. Read about these investor preferences under the question, "What are the "investor preferences" in the security you're offering?" below.

WF: What sort of dividend do you plan for, if successful? ^

MC: If, as planned, we grow and have a healthy profit margin, the decision on a dividend that might make sense for the company and therefore for investors would depend on too many factors to list here. However, for your consideration we've included a hypothetical scenario which illustrates how we could pay our investors' annual dividends of 50% or more if we hit certain goal assumptions.

While stories of an early investor profiting wildly in a successful technology company are common, it's rarer to hear about large dividend returns. This is because venture-backed companies are generally focused on massive exits; as such, dividends are almost never paid since any profitability is invested in ever-greater growth rather than paid to investors. If we are successful and become profitable, we don't plan to "gamble that all/at any cost" in the name of a massive exit. Rather, we think that repaying investors a dividend is actually a very worthwhile path. It's important therefore to consider a specific set of assumptions to project what such dividends might look like if we successfully hit our goals.

Our calculations show that if we hit 50% of our $100MM revenue goal, have a 30% profit margin (which is not uncommon in a SAAS business at scale), pay a full 20% of that profit in taxes (although many companies manage to pay much less), have 30% dilution to reach that goal, and pay 50% of the profit to investors while saving 50% for future growth, then the annual cash dividend would be 55%. This means an investment of $1,000 today would yield $550 in annual dividends. Of course, none of those assumptions are guaranteed, but this shows a "success scenario" with dividends rather than only upon an acquisition or IPO.

WF: What are the "investor preferences" in the security you're offering? ^

MC: We have designed our investment vehicles to put investors' financial interests before those of the common shareholders (i.e. the founders and team).

First of all, to every investor (of any amount) we offer a form of "insurance" as follows: in the event of an acquisition, merger, windup, etc., when cash is distributed, cash investors recover their entire original investment before anything is distributed to the team (common shareholders), even if that means the common shareholders get nothing. We, the team, believe so strongly in our growth potential that we're willing to forgo any distributions until investors are fully repaid.

How does this work? In the event of a cash distribution, investors receive whichever amount is greater between: their "normal share" (each share of stock gets equal amount), OR their original investment (minus any dividends already paid in cash, or share thereof shared only among cash investors).

Moreover, for investors of $1,000 or more, we also offer an accumulating dividend equal to 7% annually of their investment. Every year we either pay that dividend in cash or it accumulates in their name. Again, before we distribute any cash to common shareholders, we must pay that accumulating dividend first (in cash). With this preference, investors of $1,000+ get both the accumulating dividend AND their regular share along with other shareholders.

These preferences for crowdfunding investors exist both in the SAFE agreement currently being offered and in the underlying preferred stock the shares convert

into.

WF: How big is the market? ^

MC: Potential customers in our target market range from large organizations like national brands and non-profit organizations, to small business owners, solo entrepreneurs and ambitious individuals like authors, coaches and social activists. The one thing that unites all of our target audiences: a message and a vision, coupled with a drive to share them with the world.

Many of our customers wouldn't have considered existing conferencing solutions so this might underestimate the potential size, but the North American web conferencing market is expected to reach $2.8 billion in 2017 and continue to grow steadily from there, while the global enterprise video market is estimated to expand with a CAGR of 16.7% from 2015-2020 to $36.8 billion in 2020. Moreover, virtual collaboration is only growing in importance: Millennials, who expect always-on connection and real-time communication, continue to enter the job market, while more companies are going remote with their workforce.

However, we see the opportunities to go beyond the traditional web and video conferencing market because we also see MaestroConference as a tech-enabled service, which will play a part in organizations' and brands' cause marketing, live event productions or stakeholder marketing budgets - all of which are steadily growing.

WF: Who are your competitors? How are you different? ^

MC: There's a long list of companies that offer some version of conferencing software - Adobe Connect, ReadyTalk, AnyMeeting, and MeetingBurner, to name just a few. Some of the more well-known brands in the market today include Cisco WebEx, Google Hangout, GoToWebinar and - most recently - Zoom Video, a newer competitor that is growing quickly.

While all of these technologies have their strengths, none of them have a flexible, scalable way to create breakouts, crowdsource or call on people from the audience with the ease and the immediacy of real-time, in-person events.

Our advantage over the competition resides primarily within our platform's unique ability to accommodate up to 5,000 people (and 100,000 people via a live streaming feature being released soon), speaking in parallel small groups while the host virtually "walks the rooms". All the while, attendees remain involved as participants of a bigger conversation, thanks to a fully collaborative environment with opt-ins, breakout document editing, shared voting, tweet suggestions, private chat, breakout creation by data, and many capabilities with a "truly interactive" focus in mind. These are aspects that the competition overlooks.

In other words, for organizations looking to do larger events and/or events with powerful, more dynamic collaboration tools like ours, it is easy to view MaestroConference quite differently from those competitors.

WF: How are you taking on the competition? ^

MC: Technology companies can both grow exceptionally quickly and face stiff, dynamic competition.

From a macro perspective, rather than taking market share from competitors such as webinar technology providers, we want to expand the very definition of the "market" by illustrating the unique benefits of conversations in place (or support) of presentations. We want to introduce a new concept to those people who would have never considered a typical webinar in the past: hosting powerful conversations using our technology. After all, many of our customers tell us that they'd be limited to live events - or that they wouldn't be able to host events at all - were it not for MaestroConference's powerful platform.

We believe that we can be successful regardless of the competition by focusing on a particular need - these "facilitated conversations" or "self-organizing conversations" (such as open space or unconference formats) that involve everyone at scale - and working with customers to address that need globally.

So far, we're the clear leader in this sector of the conferencing market, and our goal is to grow this sector. That said, we expect to see increased "noble competition" within this sector. Of course, we need to keep evolving the technology while boosting our marketing and sales capabilities. We also need to listen deeply and effectively to our customers and prospects, capitalize on our leadership role, and solidify existing relationships.

One by-product of a competitor entering our sector could be increased interest from much larger companies in acquiring a leader in this space. This often occurs when a large technology player wants to "keep up" with a competitor by acquiring a leading vendor in a particular sector.

WF: What about your patents and intellectual property? ^

MC: We've been fully awarded three patents by the United States. And, our most valuable company asset by far is our team. Each of us have now engaged deeply with our mission and our role within it, obtaining valuable experience and expertise along the way.

The three patents are designed to protect our technology and will be particularly useful in the event of an acquisition. The technology itself has been meticulously built for scalability and reliability. We have also worked to perfect the product interface so that its extensive range of features can help anticipate users' requirements. Further improvements in design and functionality will come in the near future.

Finally, we have over 180,000 names on our contact list to communicate with, many of whom are highly influential people and brands. This list would be considered by many to be another form of intellectual property. Please see our client list for a few of the more well-known organizations that have become paid customers.

WF: What's your biggest risk? What keeps you up at night? ^

MC: The fact is, a technology business is inherently very risky. We might win big, but there's a real chance we won't be able to repay investors. For perspective, notable investor David Rose (founder, New York Angels) studied angel investments nationally and reports that companies such as ours (where sophisticated investors such as 500 Startups have invested in an early stage) historically have a very high overall total return- he reports 15-25% IRR. That might look like a 10% chance of a 10x or more, a 50% chance of zero, and the rest somewhere in between. That's a risky investment, even if it is a very smart one.

The risks generally often like some version of "need more money". We're very different from many technology companies because we're actually very conservative on our spending. We're proud that expenses haven't exceeded 125% of our revenue for three years in a row now, and of how far we've come with relatively very small investment from our customers and networks. Even as we "spend to grow" we plan to measure the impact of every new program and adjust quickly if something isn't working. This concept of strict, highly disciplined expense management has provided a solid operational foundation up to this point, and we firmly believe it's better for the overall ROI for investors, but there's no guarantee that running a tight ship guarantees investor returns.

The possible reasons for a "0% return scenario" come on a long list of factors: competition, operations, growth capital, acquisition timing, and a list of challenges we face every day. We try to focus on creating breakthrough technology for awesome customers- but there's no guarantee we'll keep doing that. We think the chance of a knockout success is relatively high, but that doesn't mean there aren't risks to the investment.



Ask a Question

Type your question here...   **ASK QUESTION**

Linda Floan   Mar 2 2018 ⌄

What is the current status of my investment?

ANSWER   IGNORE



Brian Burt Founder/CEO **FOUNDER**   Apr 20 2018 ⌄

Just saw this message, Linda. We sent an update to our Wefunder investors last week, it includes an audio recording of our recent investor call and a slide deck that accompanies the audio. If you don't see it in your inbox, please send an email to *julian@maestroconference.com* and my colleague can make sure you receive it. Thank you for your support, Linda!

Avrom Honig   Aug 15 2017 ⌄

My address changed how do I update my information in your company database? (I have already done so in wefunder)

ANSWER   IGNORE



Brian Burt Founder/CEO **FOUNDER**   Aug 15 2017 ⌄

We'll use the WeFunder records when we need to be in touch. You're good!

Beth M.Alonso   May 25 2017 ⌄

My bank account was debited in November of 2016 but it still shows as being in escrow
rather than as confirmed. As idea why, and does this mean you haven't had access to
the funds from my investment? Asked Wefunder about this several days ago and still
no response.

ANSWER   IGNORE

> **Brian Burt** Founder/CEO `FOUNDER`   May 25 2017 ⌄
>
> Beth, we have you listed as a full investor. WeFunder is showing you
> somewhere that it's in escrow? They're a new company and definitely
> building as they're growing. Can you email me details - a URL or
> screenshot, so I can forward to WeFunder for them to fix?
> *bburt@maestroconference.com*

Phil Ho   May 17 2017 ⌄

Not taking questions? Still haven't had my last question answered.

ANSWER   IGNORE

> **Brian Burt** Founder/CEO `FOUNDER`   Jun 2 2017 ⌄
>
> Phil I wonder if the email notifying you didn't arrive? I answered your
> question, and also just followed up with you to the email address we have
> on file? If you don't see it please email me at bburt@ with your current
> email address. Thank you.

Phil Ho `INVESTOR`   May 11 2017 ⌄

How can we view the business update that the last person asked about? Thanks.

ANSWER   IGNORE

> **Brian Burt** Founder/CEO `FOUNDER`   May 25 2017 ⌄
>
> Phil- we're doing the live update and Q&A next week. Did you get the email
> yesterday with PIN and details?

Bob Wayne Au   Mar 25 2017 ⌄

I invested in your last round. Two questions: 1) how do I get details regarding the
service donation perk? 2) how often do you expect to provide investors with business
updates? Thanks in advance.

ANSWER   IGNORE

> **Brian Burt** Founder/CEO `FOUNDER`   Mar 29 2017 ⌄
>
> Hey there Bob, thanks for your support! To answer your questions: 1) Please
> message our Marketing Director, Julian, at *julian@maestroconference.com*
> to coordinate the service donation perk. Our team had been reaching out to
> investors to begin coordinating service but was advised by Wefunder that
> they would be helping with coordination. Julian can help get the ball
> rolling again. 2) We will be sharing business updates and holding an
> investor call within the next few weeks. Please be on the lookout for the
> invite some time in April. Again, I really appreciate your belief in our
> mission!

Jimmy Traettino   Jan 29 2017 ⌄

The contract signature page reads "Voice Voice Inc" and is not signed. Should it read
"maestro conference " and be signed?

ANSWER   IGNORE

> **Brian Burt** Founder/CEO `FOUNDER`   Jan 31 2017 ⌄
>
> Same company, we do business as MaestroConference. WeFunder
> apparently having logistical hiccups they're trying to correct. Appreciate
> your patience.

Alex Galick `INVESTOR`   Dec 22 2016 ⌄

I am interested in increasing my investment amount to include the $1000+ investor
perk. However, in a November 9 update it says you'll stop taking funds after you have
$200,000 in escrow. It appears you already have more than that in committed funds. Is
it now too late for current investors to increase their investment amounts to reach
desired perks?

ANSWER   IGNORE

> **Brian Burt** Founder/CEO `FOUNDER`   Dec 22 2016 ⌄
>
> You still have time! We've announced the close date of next week to time it
> to $200k in escrow, but per WeFunder the date rather than the escrow
> amount is what is binding. (Also we're at just under $200k in escrow,
> roughly $190k.)

Marco Castro-Bojorquez   Dec 13 2016 ⌄

is there any room for folks that cannot pay but are doing social justice and organizing
work? activists if I may

ANSWER   IGNORE



Brian Burt Founder/CEO `FOUNDER`   Dec 15 2016 ⌄

Hey Marco, thank you for reaching out to us. Social justice and organizing is very near and dear to us, as you can tell by our Wefunder profile. We believe that the conversations we have shape the world in which we live - from government legislation, to corporate governance, to organizations that work for social transformation. Our technology is designed to facilitate these conversations to bring the collective intelligence and wisdom of ALL of the stakeholders to the table. The conversations are more interesting and thus more effective when people care - and frankly, people do care about this world we share. So we're proud of the many positive changemakers that we support with this technology. That's a long way of answering your question - yes, we'd love to hear more about your work, Marco. Please feel free to email our Marketing Director Julian (*julian@maestroconference.com*) to set up a time to talk. Thank you for your interest!

Umair Shams   Dec 9 2016 ⌄

Thanks Brian and I have read the links you sent regarding debt and balance sheet and have a follow-up question. Assuming you meet revenue goals and investors of convertible debt don't exercise the option to equity, do you plan to be debt free in the within the next 2 years anyway? I am asking because I prefer investing in companies which are debt free or prefer/try to be debt free. Thanks!

ANSWER   IGNORE



Brian Burt Founder/CEO `FOUNDER`   Dec 10 2016 ⌄

Yes definitely our goal is to retire our "medium term" debt (roughly $100k total, from individual investors) with revenue. So that's very achievable. However we have original "conversion" debt where *total* payments are fixed at 2.5% of revenue- no acceleration clause - and 6% interest (again with no circumstance for that increasing). There's no bank on the planet offering those terms, and it allows us to keep our equity investors less diluted. Indeed at this stage I think it's actually more "conservative" as we have positive cashflow to either allocate funds to growth, or pay dividends, or even save it on the balance sheet-- rather than prepay given those terms. I'd be happy to discuss this further with you btw. Jami@ (our domain) can help schedule 20 minutes next week if you like?

Umair Shams   Dec 8 2016 ⌄

Very impressed by your company. My first time considering investing in a startup, and wanted to see the balance sheet. Where can I see it? Or if you can just answer if MaestroConference has any debt/loans?

ANSWER   IGNORE



Brian Burt Founder/CEO `FOUNDER`   Dec 8 2016 ⌄

Thanks and great question Umair. We don't have any bank or institutional debt, but we do have some investor debt, the bulk on very company-friendly terms (payments capped at 2.5% of revenue). We provide details on a section of the "Form C" which is via a link at the bottom. Here's the financial overview:
https://www.sec.gov/Archives/edgar/data/1573103/000167025416000145/document_5.pdf
and more detail is available under questions 24 and 28 here:
https://www.sec.gov/Archives/edgar/data/1573103/000167025416000145/documents_list.htm

Judith Hayes   Dec 8 2016 ⌄

I missed the call. Can I see it now on my computer?

ANSWER   IGNORE



Brian Burt Founder/CEO `FOUNDER`   Dec 9 2016 ⌄

Hey there Judith. Can you please explain a bit more - which call might you be referring to? Let us know what we can do to help you get your questions answered. Thank you for reaching out.

Stephanie Slawek   Dec 6 2016 ⌄

Does an investment entitle me to use of the service?

ANSWER   IGNORE



Brian Burt Founder/CEO `FOUNDER`   Dec 7 2016 ⌄

We do include some bonuses along those lines- see the "investor perks" awards listed at the top, right after "Future Safe" in bold.

Phil Ho   Dec 5 2016 ⌄

Sorry I'm new to this but what would a $100 minimum investment entitle me to? How many shares, etc. ? Thanks.

ANSWER   IGNORE



Brian Burt Founder/CEO `FOUNDER`   Dec 6 2016 ⌄

Of course. $100 would convert to 200 shares at the current rate. We plan to re-open at a higher price (so you'd get less shares) after this round is done.

Yasser Ismail Zaky   Dec 4 2016 ⌄

* مفهوم الحرية هو أن لا أخاف من القانون

* مفهوم الحرية عندي هو ان أعيش في دولة القانون يحترم إنسانيات المجتمع

فالدول الدكتاتورية القانون يكون مصدر شقاء لشعب لان هذا القانون تواجد من اجل حماية اقلية تحكم بالديكتاتورية على شعب

* بهدف التخلص من أحلام وطموح و آمال شعب في المستقبل فلا يستطيع المطالبة بحقوقه كشعب

ANSWER   IGNORE



Brian Burt Founder/CEO `FOUNDER`   Dec 5 2016 ⌄

Please use Google translate or ask a friend to ask in English, as that's the language for this offer thanks.

Robin Miller   Dec 3 2016 ⌄

Do you anticipate any regular communications with investors or requests for investor engagement in order to evangelize your product or new features? Beyond quarterly filings, what (if any) information will investors receive on company business activities or priorities?

ANSWER   IGNORE



Brian Burt Founder/CEO `FOUNDER`   Dec 3 2016 ⌄

Great question Robin. We currently provide twice-yearly summaries, live on our platform (for q&a plus new feature demo's) and make the powerpoint and recording available to everyone.

Anita Anandan   Nov 28 2016 ⌄

Thank you for the donated $250 worth of service that I can give a 5013(c). When does it expire?

ANSWER   IGNORE



Brian Burt Founder/CEO `FOUNDER`   Nov 28 2016 ⌄

Anita - thank you so much for joining our team as an investor! We're excited to welcome you. To answer your question about when the donation of service expires, we don't have a set expiration date. As a mission-driven company, this idea of positive social impact is core to our DNA, which is why we are excited to incorporate it into our crowdfunding campaign as an Investor Perk. As such, we are very flexible on the terms of the 501c3 donation. Thank you for your belief and support in our mission, Anita!

Beth M.Alonso   Nov 24 2016 ⌄

What is the gist of the restrictions for the services donation to a qualifying charity? I don't want to nominate a recipient that doesn't qualify or let one think they might have services they can't use.

ANSWER   IGNORE



Brian Burt Founder/CEO `FOUNDER`   Nov 24 2016 ⌄

Hello Beth, thanks for reaching out regarding this unique Investor Perk of a donation to a nonprofit in your name. As a mission-driven company, this idea of positive social impact is core to our DNA, which is why we are excited to incorporate it into our crowdfunding campaign as an Investor Perk. To answer your question, there are no formal qualifications for the organization that can receive the donation. The only thing we ask is that the org be organized and operated as a 501c3 organization. If you'd like to check in advance whether an org would qualify, please feel free to ping our Marketing Director Julian at *julian@maestroconference.com* and he can help. Thank you for your interest in our campaign, Beth!

Anthony Omokha   Nov 17 2016 ⌄

Is there a mock display of how this actually works? If so, where can I find it? I am missing the "so what" factor from reading through your page, and I think it might be just me, so actually seeing what this does and the benefit of it, would help me better grasp it. For example, I'm curious if this is solving a real problem that exists out there today that teleconferences, video conferences, or other existing tools couldn't solve. Your attention is much appreciated.

ANSWER   IGNORE



Brian Burt Founder/CEO `FOUNDER`   Nov 17 2016 ⌄

Sure - the best way is to get a live "lightning demo" available on maestroconference.com/wf . We're clearly the only company focused on massive parallel team/breakout engagement, and that is reflected in a long list of somewhat subtle features. But our customers notice, and people who do that demo do so too.

Ivy Morrison   Oct 27 2016 ⌄

Hi, we would like to know how much equity does one get for $100 investment?

ANSWER   IGNORE

 **Brian Burt** Founder/CEO FOUNDER   Oct 27 2016 ⌄

Great question Ivy. The simpler answer is that it converts at 50c/share, so
$100 buys what will become 200 shares. (If we later are acquired at say
$10/share - and there are no guarantees- that stock would be worth $2000.)
The more nuanced answer is that the company is being valued at $8.1
million, so $810,000 purchases 10% of the company, and $81 purchases
1/100,000 of the company.

That valuation is of course a very key figure- if a company is valued too
high then the dollars aren't buying much. Tech companies are often valued
in the $2-5MM range initially (before any traction) whereas for us we've
built a business, have well-known customers etc. Further validation of our
valuation is that other investors have already purchased our stock at this
price, including a sophisticated finance professional.

Let me know if you have other questions.

MORE QUESTIONS



About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Give/Get $1000

Founders

Raise Funding

FAQ

Legal Primer

Deals

Fundraising Playbook

Say Hello

✉ hello@wefunder.com

🐦 Twitter

📘 Facebook

📷 Instagram

📍 SF / Boston